EXHIBIT 21.1

SUBSIDIARIES OF PARK AEROSPACE CORP.

The following table lists all of Park's directly and indirectly owned subsidiaries and the jurisdiction in which each such subsidiary is organized.

Name	Jurisdiction of Incorporation
Neluk, Inc.	Delaware
New England Laminates Co., Inc.	New York
ParkNelco SNC	France
Park Sales Corp.	Delaware
Tin City Aircraft Works, Inc.	Kansas
Park Aerospace Technologies Asia Pte. Ltd.	Singapore
NW Orangethorpe, Inc.	New York